SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: July 14, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐          Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐          No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ..)
Enclosed:
News Release

July 14, 2011

Ivanhoe Mines announces appointment of Rio Tinto executive Dan Larsen to company’s board of directors

TORONTO, CANADA — David Huberman, Chairman of Ivanhoe Mines, announced today that Dan Larsen, Rio Tinto’s Controller and Global Head of Planning and Reporting, has been appointed to the Ivanhoe Mines Board of Directors.

Rio Tinto’s nomination of Mr. Larsen increases to seven the number of Rio Tinto appointees presently on the 14-member Ivanhoe Mines board.

Under terms of the October 2006 private placement agreement between Rio Tinto and Ivanhoe Mines, Rio Tinto is entitled to nominate members to the Ivanhoe board in proportion to Rio Tinto’s shareholding in Ivanhoe. Rio Tinto has committed to maintain a majority of independent directors on the Ivanhoe Mines board until January 2014.

Rio Tinto increased its holding in Ivanhoe Mines to 46.5% from 42.0% in late June 2011 through Rio Tinto’s exercise of all remaining share-purchase warrants – which also resulted in the allocation of an additional Ivanhoe Mines directorship to Rio Tinto.

Mr. Larsen has been based in London, England, as Rio Tinto Group Controller and Global Head of Planning and Reporting for the past six years. He is a director of Rio Tinto International Holdings Ltd., which holds Rio Tinto’s interest in Ivanhoe Mines. Mr. Larsen joined Rio Tinto in 1992 and previously was a senior manager with Ernst & Young’s mining practice.

Howard Balloch, a director of Ivanhoe Mines since 2005, has relinquished his position to enable Mr. Larsen’s nomination.

Mr. Huberman said Mr. Balloch’s experience as Canada’s former ambassador to China and Mongolia, and his career in Canada’s foreign service, had greatly benefited the Ivanhoe Mines Board of Directors as the company pursued the development of its Oyu Tolgoi copper-gold-silver mining complex in Mongolia and other developments in the Asia Pacific region. Mr. Balloch is Chairman of Canaccord Genuity Asia.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.

Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: July 14, 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary